UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of SEPTEMBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: SEPTEMBER 29, 2005                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                          American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------


                        NEWS RELEASE - SEPTEMBER 29, 2005

         NEW DRILLING ALONG IMA'S NAVIDAD TREND INTERSECTS UP TO 21M OF
                     545 G/T SILVER OUTSIDE KNOWN RESOURCES

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) is pleased to report results from the Phase III drill program at it's 100% owned Navidad project in Patagonia, Argentina. Drilling has focused on expanding resources in the Connector, Navidad Hill, and Calcite Hill zones as well as exploring the newly discovered Calcite NW extension area. In addition, the company reports that five drill holes have been completed at Loma de la Plata where previously announced surface sampling has returned values of up to 40m of 740 g/t silver and 56m of 452 g/t silver. Results from the Loma de la Plata drilling will be released as soon as they become available.

At Calcite Hill, ten new drill holes have been completed, seven of which were drilled outside of the previously estimated resource (see June 16, 2005 news release). This drilling has defined an important new area of silver mineralization to the northeast of previous drilling and resources (see attached map). Highlights of these results include 27m of 407 g/t silver in hole 207 and 21m of 545 g/t silver in hole 209. This zone remains open further to the northeast. Four additional holes were drilled based on the results of 207 and 209, but are not yet available.

Six new holes were completed along the southwest flank of Navidad Hill outside of the current Indicated Resource. Five of the six holes had significant intercepts (see table). The best results in this area were returned from hole 220 which returned 27m of 80 g/t silver including 3.2m of 389 g/t silver. This mineralization remains open to expansion down-dip to the southeast.

Ten new drill holes were collared at the Connector Zone with the goal of providing the additional drill density required to upgrade the previously defined Inferred Resources to the Indicated category. Drilling here was successful in defining long intervals of moderate-grade silver mineralization with rare high-grade structures (e.g. 2m of 2,171 g/t silver in hole 234).
Important intercepts include 26m of 104 g/t silver in hole 230, 37m of 107 g/t silver in hole 231, 21m of 237 g/t silver in 234, and 32m of 110 g/t silver in hole 237. Much of this mineralization starts at or very near surface.

Nine widely spaced holes were collared at the newly-discovered Calcite NW Extension and cover a strike length of 950m within the 1.2 kilometre long zone (see attached map). Results include 63m of 88 g/t silver in hole 223, 23m of 92 g/t silver in hole 224 and 23m of 115 g/t silver in hole 227. These new results, coupled with previously reported results, define a central area of approximately 400 x 150m x 5 to 60m thick (defined by drill holes 178, 179, 202, 203 and 223-227). Reconnaissance drilling elsewhere in the Calcite Northwest Extension has defined significant mineralization outside of this central block that will be followed up with additional drilling in future programs.

The Calcite Hill NW zone is proving to have good geological continuity from hole to hole and comprises a distinctive volcanic tuff-breccia and the sedimentary rocks immediately above and below it. Galena is normally visible, sometimes copper minerals can be recognized, and in rare cases native silver has been seen in the core. The host rocks are often strongly clay altered. Assay values are somewhat erratic within the zone hence the range of thicknesses reported above the nominal cutoff grade. The zone is nearly flat-lying and typically starts at shallow depths of 15 to 50m below surface.

NEWS RELEASE                                                  SEPTEMBER 29, 2005
IMA EXPLORATION INC.                                                      PAGE 2
--------------------------------------------------------------------------------


Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current exploration program. IMA has implemented a rigorous program of quality assurance and quality control at the Navidad project, for complete details of this and for more maps depicting the work described herein please visit IMA's web site at HTTP://WWW.IMAEXPLORATION.COM/.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
_________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 21




                      TABLE 1: DIAMOND DRILL HOLE RESULTS.

                                                      COMPOSITE       G/T         %            %           %
   DDH         LOCATION           FROM        TO        LENGTH       SILVER     COPPER       LEAD        ZINC
                                (METRES)   (METRES)    (METRES)      (LWA)      (LWA)        (LWA)       (LWA)

=============================================================================================================
NV05-205       Calcite Hill       63.48      80.98       17.50         64        0.12        0.12        0.03
   including                      63.48      76.26       12.78         76        0.16        0.16        0.04
=============================================================================================================
NV05-206       Calcite Hill       72.81      78.94        6.13         38        0.01        0.51        0.44
=============================================================================================================
NV05-207       Calcite Hill       48.13      75.19       27.06        407        0.34        2.21        0.28
   including                      64.40      70.48        6.08        903        0.87        0.15        0.20
=============================================================================================================
NV05-208       Calcite Hill       63.54      93.50       29.96         76        0.30        0.05        0.03
   including                      78.65      93.50       15.14        133        0.45        0.05        0.02
=============================================================================================================
NV05-209       Calcite Hill      148.10     167.97       21.27        545        0.22        0.21        0.08
=============================================================================================================
NV05-210       Calcite Hill       41.23      48.50        7.27         68        0.03        3.53        1.90
=============================================================================================================
NV05-211       Calcite Hill      128.35     190.85       62.50         84        0.04        0.09        0.01
   including                     128.35     131.81        3.46        762        0.15        0.06        0.01
         and                     164.15     184.50       20.35         80        0.05        0.08        0.01
=============================================================================================================
NV05-212       Calcite Hill      142.35     176.25       33.90         86        0.07        0.16        0.00
   including                     169.03     176.25        7.22        216        0.21        0.62        0.03
=============================================================================================================

NEWS RELEASE                                                  SEPTEMBER 29, 2005
IMA EXPLORATION INC.                                                      PAGE 3
--------------------------------------------------------------------------------


                                                      COMPOSITE       G/T         %            %           %
   DDH         LOCATION           FROM        TO        LENGTH       SILVER     COPPER       LEAD        ZINC
                                (METRES)   (METRES)    (METRES)      (LWA)      (LWA)        (LWA)       (LWA)

=============================================================================================================
NV05-213        Calcite NW         1.50      26.00       24.50         42        0.00        0.42        0.08
         and                      98.50     104.90        6.40         97        0.00        0.16        0.08
=============================================================================================================
NV05-214        Calcite NW       117.18     119.96        2.78        238        0.04        3.61        0.03
=============================================================================================================
NV05-215        Calcite NW        43.13      62.32       19.19        111        0.09        0.70        0.14
=============================================================================================================
NV05-216        Calcite NW        none
=============================================================================================================
NV05-217       Navidad Hill      137.00     141.15        4.15         46        0.27        0.21        0.07
=============================================================================================================
NV05-218       Navidad Hill       63.79      74.84       11.05         47        0.04        4.16        0.04
=============================================================================================================
NV05-219       Navidad Hill       58.89      60.87        1.98        436        0.15        6.05        0.02
         and                      81.17     102.87       21.70         67        0.06        0.28        0.02
=============================================================================================================
NV05-220       Navidad Hill       66.65      93.92       27.27         80        0.04        1.40        0.02
   including                      90.68      93.92        3.24        389        0.23        0.02        0.02
=============================================================================================================
NV05-221       Navidad Hill       none
=============================================================================================================
NV05-222        Calcite NW        18.54      43.62       23.62         59        0.09        0.68        0.05
   including                      18.54      24.55        6.01         69        0.03        0.29        0.03
         and                      31.25      32.68        1.43        563        0.21        2.23        0.06
=============================================================================================================
NV05-223        Calcite NW        15.35      78.00       62.65         88        0.02        0.39        0.05
   including                      57.17      59.80        2.63        299        0.21        1.89        0.09
         and                      73.85      78.00        4.15        972        0.12        0.71        0.05
=============================================================================================================
NV05-224        Calcite NW        43.57      66.72       23.15         92        0.03        0.87        0.03
   including                      55.73      62.34        6.61        281        0.10        0.48        0.01
=============================================================================================================
NV05-225        Calcite NW        46.92      63.16       16.24        101        0.04        0.52        0.06
=============================================================================================================
NV05-226        Calcite NW        41.00      59.13       18.13         74        0.05        0.41        0.03
   including                      41.00      47.70        6.70        112        0.03        0.17        0.02
=============================================================================================================
NV05-227        Calcite NW        51.53      74.10       22.57        115        0.00        0.65        0.00
   including                      63.45      74.10       10.65        229        0.01        0.67       -0.01
=============================================================================================================
NV05-228       Connector Zone      4.50      43.35       38.85         57        0.05        0.19        0.13
   including                      20.11      34.90       14.79         96        0.06        0.30        0.12
=============================================================================================================
NV05-229       Connector Zone
=============================================================================================================
NV05-230       Connector Zone     25.30      51.78       26.48        104        0.03        0.77        0.21
=============================================================================================================
NV05-231       Connector Zone      3.00      40.31       37.31        107        0.08        0.18        0.05
   including                       7.30      31.26       23.96        132        0.09        0.25        0.05
=============================================================================================================
NV05-232       Connector Zone      3.00      45.60       42.60         71        0.08        0.09        0.05
=============================================================================================================
NV05-233       Connector Zone     19.30      79.94       60.64         64        0.05        0.07        0.04
   including                      19.30      29.30       10.00        106        0.07        0.10        0.04
         and                      68.40      79.94       11.54        109        0.09        0.13        0.05
=============================================================================================================
NV05-234       Connector Zone     35.22      55.87       21.40        237        0.15        0.05        0.07
   including                      35.22      37.26        2.04      2,171        1.33        0.42        0.33
=============================================================================================================
NV05-235       Connector Zone     20.48      51.18       30.70         38        0.03        0.63        0.23
   including                      46.60      51.18        4.58         90        0.09        0.25        0.05
         and                      90.56      96.07        5.51         98        0.05        0.25        0.03
=============================================================================================================
NV05-236       Connector Zone
=============================================================================================================
NV05-237       Connector Zone      3.00      34.63       31.63        110        0.08        0.12        0.04
=============================================================================================================


NEWS RELEASE                                                  SEPTEMBER 29, 2005
IMA EXPLORATION INC.                                                      PAGE 4
--------------------------------------------------------------------------------


                                                      COMPOSITE       G/T         %            %           %
   DDH         LOCATION           FROM        TO        LENGTH       SILVER     COPPER       LEAD        ZINC
                                (METRES)   (METRES)    (METRES)      (LWA)      (LWA)        (LWA)       (LWA)

=============================================================================================================
NV05-238       Navidad Hill      119.00     134.86       15.86         49        0.04        0.06        0.02
=============================================================================================================
NV05-239       Calcite Hill       36.43      67.00       30.57        161        0.11        0.08        0.09
   including                      60.27      67.00        6.73        661        0.16        0.00        0.02
=============================================================================================================
NV05-240       Calcite Hill       34.67      55.40       20.73        108        0.22        0.10        0.11
   including                      34.67      38.69        4.02        453        0.31        0.28        0.32
=============================================================================================================


NEWS RELEASE                                                  SEPTEMBER 29, 2005
IMA EXPLORATION INC.                                                      PAGE 5
--------------------------------------------------------------------------------

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

     OMITTED GRAPHIC IS MAP OF NAVIDAD TREND RESORUCES AND RECENT DRILLING
                               SEPTEMBER 29, 2005

Showing  Indicated   Resoruces  Projected  to  Surface  and  Inferred  Resources
  Projected to Surface and Navidad Drill Results g/t silver X Intercept Length

TO VIEW MAP PLEASE VISIT THE COMPANY'S WEBSITE AT:
                             www.imaexploration.com